Source Energy Corporation

3040 Granite Meadow Lane

Sandy, Utah 84092

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder.

This Information Statement is being mailed on or about October 21, 2005 to holders of shares of common stock, $0.00025 par value of Source Energy Corporation (the “Common Stock”), a Utah corporation (the “Company”). You are receiving this Information Statement in conjunction with the possible appointment of persons designated by Vista.com, Inc., a Washington corporation (“Vista”), to the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2005 (the “Merger Agreement”), by and among Vista and Vista Acquisition Corp., a Washington corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into Vista, with Vista remaining as the surviving corporation and becoming a wholly-owned subsidiary of the Company (the “Merger”). In accordance with the terms and conditions of the Merger Agreement, immediately prior to consummation of the Merger, all shares of Vista preferred stock will be converted into shares of Vista common stock. Upon closing of the Merger (the “Closing”), shares of the Company’s Common Stock will be issued in exchange for all of the issued and outstanding shares of common stock of Vista, and all outstanding options and warrants to purchase shares of Vista capital stock will be assumed by the Company and will thereafter be exercisable for shares of the Company’s Common Stock.

The information contained in this Information Statement concerning Vista and the Vista Designees (as defined below) has been furnished to the Company by Vista and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company (or act by written consent or authorization if no such meeting is held). Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of October 21, 2005, there were 404,451 shares of Common Stock issued and outstanding.

Vista Designees

The Merger Agreement provides that, prior to the Closing, the current directors of the Company shall submit their resignations to the Company, which resignations shall be effective as of the Closing. Prior to their resignations, the current directors of the Company shall appoint to the Company Board the individuals named below (collectively, the “Vista Designees”), which appointments shall be effective as of the Closing. Each of the Vista Designees currently serves on the board of directors of Vista.

Based solely upon information provided to Vista by the Vista Designees, Vista has advised the Company that each of the Vista Designees has consented to serve as a director of the Company if appointed or elected, as the case may be. None of such persons currently is a director of, or holds any position with, the Company. Based solely upon information provided to Vista by the Vista Designees, Vista has advised the Company that none of the Vista Designees nor any of their respective affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), other than with respect to transactions among Vista, Merger Subsidiary and the Company pursuant to the Merger Agreement.

Based solely upon information provided to Vista by the Vista Designees, Vista has advised the Company that none of Vista Designees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the SEC.

The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. The current business address for each individual listed below, unless otherwise indicated below, is 8644 154th Avenue NE, Redmond, WA 98052, phone no. (425) 997-9909. Each such person is, unless indicated below, a citizen of the United States.

Name of Vista Designee	Age	Position Held
John R. Wall	48	Director, Chief Executive Officer, Chairman and Secretary of Vista
John R. Dennis	42	Director and President
Marvin A. Mall	44	Director and Chief Operating Officer
Harold H. Kawaguchi	67	Director

Greg M. Stevenson	47	Director
Keith A. Cannon	65	Director

John R. Wall has served as a director of Vista since August 1999. Mr. Wall was appointed President, Secretary and Treasurer in August 1999, and Chief Executive Officer in January 2004. Mr. Wall resigned the position of President of Vista in January 2004. Mr. Wall previously founded Wall Data Inc. in October 1982 and served as its Chief Executive Officer until July 1999. Mr. Wall holds a Bachelor of Science degree in computer science from Northern Arizona University.

John R. Dennis has served as a director of Vista since July 2004. Mr. Dennis was appointed President in January, 2004. Mr. Dennis founded Innuity, Inc. in 1998 and served as its Chief Executive Officer and Chairman through its sale to Website Pros in February 2002. Prior to founding Innuity, Mr. Dennis was President of Destiny Ventures, Inc., a private venture capital firm he founded in 1993. Before that, he was President and founder of Dial-Net, Inc., a long distance telecommunication reseller, which was acquired by WorldCom in 1993.

Marvin A. Mall has served as a director of Vista since August 1999. Mr. Mall was appointed Chief Operating Officer in 2003. Mr. Mall previously served as Vice President of Development at Wall Data, Inc. from April 1983 to September 1999. Mr. Mall received his bachelor’s degree in Engineering and Technology from the DeVry Institute.

Harold H. Kawaguchi has served as a director of Vista since October 1999. From June 1999 to January 2004, Mr. Kawaguchi served as Chief Executive Officer of Amnis Corp. Mr. Kawaguchi currently serves on the boards of directors of Therus Corp., Stratos Group LLC and Manifesto Group, all of which are privately held companies. Mr. Kawaguchi received a Bachelor of Arts in Industrial Design and a Masters in Fine Arts from the University of Washington.

Greg M. Stevenson has served as a director of Vista since October 2002. Mr. Stevenson is currently employed as Senior Vice President of Research by the Reagan MacKenzie investment banking firm, where he has been since September 2003. Prior to joining Reagan MacKenzie, Mr. Stevenson was employed by the Mathew G. Norton Company as Senior Vice President of Investment from September 1999 through September 2003. Mr. Stevenson received his Bachelor of Arts degree from San Diego State University and his Masters in Business Administration from the American Graduate School of International Management.

Keith A. Cannon joined the Vista Board in September 2005. Mr. Cannon is currently (and for the past 10 years has been) a registered representative for Wilson-Davis & Co., Inc., a broker-dealer based in Salt Lake City, Utah. Mr. Cannon also serves as a member of the Board of Directors and Audit Committee of Elamex S.A. de C.V. (ELAM), and Montgomery Realty Group, Inc. (MGRY). He has been engaged in the investment business for the past 36 years in various capacities.

Executive Officers of the Company after Closing

The current executive officers of Vista, as constituted immediately prior to the Merger, will become the executive officers of the Company following the Merger. The following information indicates the name, age and position of the current executive officers of Vista as of October 21, 2005 and their employment history during the past five years. Certain information regarding those executive officers of Vista who will also be directors of the Company is set forth under the “Vista Designees” caption above.

Name	Age	Position Held	Position Since
John R. Wall	48	Chairman & CEO	1999
John R. Dennis	42	President	2004
Shivonne A. Byrne	47	Chief Marketing Officer	2005
Robert K. Bench	56	Chief Financial Officer	2005
Marvin A. Mall	44	Chief Operating Officer	1999
James D. Bland	38	President, Merchant Applications Division	2003
Douglas E. Merryman	44	President, Merchant Services Division	2004
Mark A. LeMay	46	President, Jadeon Division	2005
Curtis R. Porritt	44	President, 10x Marketing Division	2005

The following sets forth the business experience, principal occupations and employment of each of Vista’s current executive officers who do not serve on the board (see above for such information with respect to Messrs. Wall, Dennis and Mall):

Robert K. Bench was appointed Chief Financial Officer of Vista in January 2005. In 2004, Mr. Bench co-founded The BayHill Group, an investment strategy firm. Prior to that, Mr. Bench was Chief Financial Officer of The SCO Group (SCOX) from November 2000 to April 2004. Mr. Bench has also served in senior management positions for WestWind, Webmiles, Sento (SNTO), CerProbe (CRPB), Fresh Technologies, Clyde Digital, and NP Energy (NPEC). Mr. Bench is a Certified Public Accountant, and prior to entering the private sector, he worked as a Certified Public Accountant for KPMG Peat Marwick. In addition, Mr. Bench has served on the boards of a number of private and public corporations. Mr. Bench holds a Bachelor of Science degree in Accounting from Utah State University.

Shivonne A. Byrne has served as Chief Marketing Officer of Vista since August 2005. Prior to joining Vista, Ms. Byrne was Executive Vice President and Chief Operating Officer of

the Washington Software Alliance, a software industry trade association, from November 2004 to August 2005. From July 2003 to November 2004, Ms. Byrne served as Executive Vice President of Products and Marketing for Positively For Kids Inc., a publisher of books and online learning materials for kids of all ages. From April 1998 to July 2003, she was President of Creative Fusions LLC, a strategic marketing consultancy. She received her Bachelor of Arts degree in English from Stanford University.

James D. Bland has served as President of Vista’s Merchant Applications Division since October 2003. Prior to joining Vista, Mr. Bland served as Vice President from August 2002 through September 2003 for Summit Hotel Ventures, a company raising capital for hotels. Mr. Bland also served as President of Customclick, LLC from July 2002 through September 2003. From February 2002 through August 2002, Mr. Bland served as Vice President of Acquisition Services for Website Pros, a Web services company. Mr. Bland served as Vice President of Business and Corporate Development for Innuity Inc., a Web services company, from June 1996 through February 2002. Mr. Bland received a Bachelor of Science degree in Economics from the University of Washington.

Douglas E. Merryman has served as President of Vista’s Merchant Services Division since January 2005. Prior to joining Vista, Mr. Merryman co-founded Merchant Partners.com, LLC, a payment gateway services company that was sold to Vista in January, 2004. Prior to that, Mr. Merryman owned and founded WebsiteESP, a Web hosting service provider. Mr. Merryman received a Bachelor of Science degree in Engineering from Arizona State University.

Mark A. LeMay has served as President of Vista’s Jadeon Division since June 2005. Prior to joining Vista, Mr. LeMay founded and served as President of Jadeon, Inc. from July 2001 through June 2005. Before that, Mr. LeMay served as Vice President of Operations of Javelin Systems from December 1997 through June 2001. Mr. LeMay attended Northwestern Electronics Institute.

Curtis R. Porritt has served as President of Vista’s 10x Marketing Division since June 2005. Mr. Porritt served as President of 10x Marketing, LLC from May 2003 through June 2005, when it was acquired by Vista. Prior to that, he served as Director of Corporate Strategy for Caldera Systems from November 2000 through August 2002. Mr. Porritt attended Brigham Young University.

Company’s Current Directors and Executive Officers

The individuals named below are the Company’s current directors and executive officers. As indicated above, effective at Closing, the current directors will resign their board membership and be replaced by the Vista Designees. Such individuals will also resign as executive officers and be replaced by the executive officers of Vista described above. Each director listed below is a citizen of the United States: Craig Carpenter and Helen Carpenter are husband and wife.

Name of Current Designee	Age	Title
Craig Carpenter	62	President and Director
Helen G. Carpenter	54	Vice President and Director
Kathleen L. Morrison	47	Secretary and Director

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of Vista’s common stock as of October 21, 2005 and of Source’s Common Stock on a proforma basis, following the Merger, by (i) each stockholder known by Vista to be the beneficial owner of more than 5% of Vista common stock (or who would be the beneficial owner of more than 5% of Source Common Stock after the Merger); (ii) each director of Vista and director-nominee of the Source; (iii) each executive officer named in the summary compensation table below; and (iv) all of Vista’s directors and executive officers as a group (who will become the Source’s directors and executive officers upon the Closing of the Merger).

					Pro forma
		Number of	Total		Percent
	Number of	Shares	Number of	Percent	of
	Shares of	Underlying	Shares	of Vista	Source
	Common	Convertible	Beneficially	Common	Common
Name of Beneficial Owner (1)	Stock Owned	Securities (2)	Owned (3)	Stock (4)	Stock (5)
John R. Wall (6)	5,039,086	0	5,039,086	32.6%	30.8%
Michael L. Snow (7)	2,218,175	737,326	2,955,501	18.2%	17.3%
Artesian Management, Inc. (8)	1,950,000	737,326	2,687,326	16.6%	15.7%
301 Carlson Parkway Suite 120
Minnetonka, MN 55305
Mark A. LeMay	2,134,340	0	2,134,340	13.8%	13.0%
John R. Dennis (9)	1,697,220	0	1,697,220	11.0%	10.4%
Marvin A. Mall (10)	1,043,568	116,071	1,159,639	7.4%	7.0%
The Wall Family LLC (11)	1,000,000	0	1,000,000	6.5%	6.1%
c/o Vista.com, Inc.
8644 154th Avenue NE
Redmond, WA 98052
Robert K. Bench (12)	698,816	0	698,816	4.5%	4.3%
Douglas E. Merryman	250,000	61,545	311,545	2.0%	1.9%
Harold H. Kawaguchi	287,724	0	287,724	1.9%	1.8%
Jamie D. Bland (13)	104,116	63,241	167,357	1.1%	1.0%
Greg M. Stevenson	143,175	0	143,175	0.9%	0.9%
Curtis R. Porritt (14)	117,740	25,000	142,740	0.9%	0.9%
Keith A. Cannon	93,175	0	93,175	0.6%	0.6%
Shivonne A. Byrne	0	7,142	7,142	0.0%	0.0%
Directors and executive officers as a group (13 persons)	13,337,504	1,008,635	14,346,136	87.1%	82.5%

_____________

*	Less than 1%

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)

Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants or upon conversion of securities convertible into common stock.

(3)	Represents the aggregate number of shares beneficially owned by each shareholder.
(4)

Calculated on the basis of 15,466,838 shares of common stock outstanding as of October 21, 2005, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after October 21, 2005, are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership.

(5)

Calculated on the basis of: (a) 15,466,838 shares of Vista Capital Stock outstanding as October 21, 2005, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after October 21, 2005, are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership; (b) 404,451 shares of Source Common Stock outstanding as of October 21, 2005; and a total of 500,000 shares that will be issued to Jenson Services, Craig Carpenter, President and a director of Source, and Leonard Burningham, counsel to Source and Jenson Services, in connection with the completion of the Merger.

(6)

Includes 1,000,000 shares held by the Wall Family LLC. Mr. Wall, Chief Executive Officer and a director of Vista, has sole voting and dispositive power over the shares held by The Wall Family LLC, as managing member. Mr. Wall disclaims beneficial ownership of the shares held by The Wall Family LLC.

(7)

Includes 1,950,000 shares held by Artesian Management, Inc., and 737,326 shares issuable upon conversion of a convertible promissory note held by Artesian Management, Inc. Michael Snow, a director of Vista, has shared voting and dispositive power over the shares held by Artesian Management, Inc. Mr. Snow disclaims beneficial ownership of the shares held by Artesian Management, Inc. except to the extent of his pecuniary interest in this entity. Mr. Snow is included for informational purposes, but will not be appointed to the board of directors until the combined company has obtained directors and officers insurance.

(8)	Frank Bennett and Michael Snow have shared voting and dispositive power over the shares held by Artesian Management, Inc.
(9)

Includes 209,142 shares held by Seaport Ventures, LLC. Mr. Dennis, President and a director of Vista, has sole voting and dispositive power over the shares held by Seaport Ventures, LLC, as the managing member. Includes 199,262 shares held by US Lodging LLC. Mr. Dennis has sole voting and dispositive power over the shares held by US Lodging LLC, as the managing member. Includes 200,000 shares held by Foundation Ventures. Mr. Dennis has sole voting and dispositive power over the shares held by Foundation Ventures, as the managing member. Includes 390,000 shares held by Artesian Management, Inc. Mr. Dennis disclaims beneficial ownership of the shares held by Artesian Management, Inc., US Lodging LLC and Foundation Ventures, except to the extent of his pecuniary interest in these entities.

(10)	Includes 116,071 shares underlying common stock purchase options.

(11) Mr. Wall, Chief Executive Officer and a director of Vista, has sole voting and dispositive power over the shares held by The Wall Family LLC., as managing member.

(12) Includes 698,186 shares held by BayHill Group, LC. Mr. Bench, Vista’s Chief Financial Officer, has voting and dispositive power over the shares held by BayHill Group, LC, as managing member.

(13)	Includes 1,696 shares issuable upon conversion of a convertible promissory note held by Artesian Management, Inc. Includes 99,631 shares held by US Lodging LLC.
(14)	Includes 25,000 shares underlying common stock purchase options.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2004, 2003 and 2002, by Vista’s Chief Executive Officer, and its four other most highly compensated executives.

Long Term Compensation
		Annual Compensation					Awards
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation		Shares Underlying Options	All Other Compensation
John R. Wall Chief Executive Officer, Chairman, Treasurer and Secretary	2004 2003 2002	$ -- -- --	$	-- -- --	$	-- -- --	$313,001 -- --	$	-- -- --
John R. Dennis President	2004 2003 2002	15,000 -- --		-- -- --		-- -- --	-- 209,226 --		-- -- --
Marvin A. Mall Chief Operating Officer	2004 2003 2002	150,000 162,500 --		-- -- --		-- -- --	316,518 -- --		-- -- --
James D. Bland President, Merchant Applications Division	2004 2003 2002	125,500 34,872 --		-- -- --		30,695(1) -- --	126,608 -- --		-- -- --
Douglas E. Merryman President, Merchant Services Division	2004 2003 2002	131,258 120,200 --		-- -- --		56,481(1) -- --	126,608 -- --		-- -- --

______________________

(1) Represents compensation paid in respect of Vista having achieved certain revenue targets.

Stock Option Grants in Fiscal 2004

The following table provides the specified information concerning grants of options to purchase shares of Vista Common Stock made during the fiscal year ended December 31, 2004, to the persons named in the summary compensation table.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
		% of Total
	Number of	Options			Potential Realized Value at
	Shares	Granted to	Exercise		Assumed Annual Rates of
	Underlying	Employees	Price		Stock Price Appreciation for
	Options	in Fiscal	Per	Expiration	Option Term (1)
Name	Granted (2)	Year	Shares (3)	Date	5%	10%
John R. Wall	351,687	33%	$0.11	8/24/2009	$ 24,329	$ 61,655
John R. Dennis	--	--	--	--	--	--
Marvin A. Mall	351,687	33	$0.10	8/24/2014	22,117	56,050
James D. Bland	140,675	13	$0.10	8/24/2014	9,182	23,269
Douglas E. Merryman	140,675	13	$0.10	8/24/2014	9,182	23,269

________________

(1)

Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on SEC rules, and therefore are not intended to forecast possible future appreciation, if any, in Vista’s or the combined company’s. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders’ continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

(2)

All options were granted pursuant to Vista’s 1999 Stock Option Plan and have a 10-year term. Such options vest over a forty-two month period, with twenty-five percent (25%) of the shares under the option becoming vested and exercisable on February 25, 2005, with the remaining shares vesting ratably on a quarterly basis (6.25% for each three-month period of service) over the remaining three (3) years.

(3)	All options were granted at market value on the date of grant (as determined by the Vista Board).

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END VALUES

			Number of Shares Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End(1)
Name	Shares acquired on Exercise	Value Realized	Exercisable(2)	Unexercisable	Exercisable	Unexercisable
John R. Wall	--	$ --	--	351,687	$ --	$ 313,001
John R. Dennis	--	--	--	--	--	--
Marvin A. Mall	--	--	98,213	476,686	63,838	333,928
James Bland	--	--	--	140,675	--	126,608
Douglas E. Merryman	--	--	--	140,675	--	126,608

(1)

Because there is no public market for shares of Vista Common Stock, stock options are valued based upon the last determination of fair market value by the Vista Board as of December 31, 2004 ($0.10 per share).

(2)

All options were granted pursuant to Vista’s 1999 Stock Option Plan. Such options vest over a forty-two month period, with twenty-five percent (25%) of the shares under the option becoming vested and exercisable on February 25, 2005, with the remaining shares vesting ratably on a quarterly basis (6.25% for each three-month period of service) over the remaining three (3) years.

Information Concerning the Company Board

The Company’s business affairs are managed under the direction of the Company Board. Members of the board of directors are informed about the Company’s affairs through presentations, reports and documents distributed to the Directors, through operating and financial reports routinely presented at meetings of the Board of Directors and through other means. The Company’s directors not only attend meetings of the board of directors, but also have personal meetings and other communications, including telephone contact, with management. The Company Board held no meetings and acted once by unanimous written consent during the Company’s fiscal year ended December 31, 2004.

Audit Committee

Prior to the Merger, the Company Board did not establish an Audit Committee because, due to the board’s composition, it was able to effectively manage the issues normally considered by an audit committee. Immediately following the Merger, the combined company’s board of directors intends to establish an Audit Committee, consisting of Messrs. Cannon, Kawaguchi and Stevenson. Each of the members of the Audit Committee will be independent, as defined by the SEC. Mr. Stevenson will initially chair the Audit Committee. It is anticipated that the combined company’s board of directors will determine that Mr. Stevenson is an audit committee financial expert, as defined by the rules of the SEC. The functions of the Audit Committee will include retaining independent auditors, reviewing their independence, reviewing and approving the planned scope of the combined company’s annual audit, reviewing and approving any fee arrangements with the combined company’s auditors, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing critical accounting policies and reviewing and approving any related party transactions.

Compensation Committee

Prior to the Merger, the Company Board did not establish a Compensation Committee because, due to the board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues typically considered by a compensation committee. Immediately following the Merger, the combined company’s board of directors intends to establish a Compensation Committee, consisting of Messrs. Cannon, Kawaguchi, and Stevenson. Mr. Kawaguchi will initially chair the Compensation Committee. The Compensation Committee will set the salary and bonus earned by the Chief Executive Officer, review and approve salary and bonus levels for other executive officers and approve stock option grants to executive officers.

Nominating and Corporate Governance Committee

Prior to the Merger, the Company Board did not establish a Nominating and Corporate Governance Committee because, due to the board’s composition, it was able to effectively manage the issues normally considered by a nominating and corporate governance committee. Immediately following the Merger, the combined company’s board of directors will establish a Nominating and Corporate Governance Committee, consisting of Messrs. Cannon, Kawaguchi, and Stevenson. Mr. Cannon will initially chair the Nominating and Corporate Governance

Committee. The nominating and corporate governance committee identifies individuals qualified to become board members and makes recommendations concerning such candidates, develops and oversees the regular evaluation of the directors, and develops corporate governance principles for recommendation to the board of directors.

The Nominating and Corporate Governance Committee will evaluate all candidates for election to the Company Board, regardless of the source from which the candidate was first identified, based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering the individual nominees, the Nominating and Corporate Governance Committee will take into account the qualifications of other board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Company Board.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings

After the Merger, the Company Board will provide a process for stockholders to send communications to the board or any of its directors. All such communication will be compiled by the corporate secretary and submitted to the board or the individual directors on a periodic basis.

Certain Relationships and Related Transactions

Following is a discussion of certain relationships and related transactions concerning the Merger. In addition, because the Company will assume certain obligations of Vista as of the Closing, the discussion below also includes a description of certain related transactions concerning Vista.

Source

Indemnification Agreement

In connection with the Merger, Craig Carpenter, Source’s President and a member of the Source Board, and Jenson Services, Inc. (“Jenson Services”) will enter into an indemnification agreement, pursuant to which Mr. Carpenter and Jenson Services will agree to indemnify Source and Vista against any and all past liabilities of Source existing at and up to the date of Closing, other than the $75,000 currently owed to Mr. Carpenter. Mr. Carpenter and Jenson Services will also indemnify Source and Vista against any liabilities arising out of any material misstatements of, or any omission to state a material fact by, Source in the Merger Agreement or in any of the reports filed by Source with the SEC. The indemnification by Mr. Carpenter and Jenson Services shall be fully effective and enforceable only for a period of 12 months after the Closing, and shall thereafter be of no further force or effect, provided that any misrepresentation or related warranty of which Mr. Carpenter or Jenson Services had actual knowledge of its falsity or incorrectness as of the Closing shall survive indefinitely; and provided further that the indemnification obligations of Mr. Carpenter and Jenson Services shall survive with respect to any claims made within the applicable survival period until finally resolved or judicially determined, including any appeal thereof. In consideration of the respective indemnification obligations of Mr. Carpenter and Jenson Services, and as reimbursement for their monetary advances to Source, Vista will, conditioned upon and immediately prior to the Closing of the

Merger, pay to Mr. Carpenter and Jenson Services a total of (a) $300,000 in cash ($25,000 of which represents a nonrefundable fee that was previously paid to Jenson Services and Mr. Carpenter), of which $150,000 will be paid to Mr. Carpenter and $150,000 will be paid to Jenson Services; and (b) 500,000 shares of Vista Common Stock, of which 150,000 shares will be paid to Mr. Carpenter and 350,000 shares will be paid to Jenson Services, 70,000 of which Jenson Services has requested be issued to Mr. Leonard Burningham, counsel to Source and Jenson Services.

Lease Option Agreement

In connection with the Merger, Source will enter into a Lease Option Agreement with Craig Carpenter, Source’s President and a member of the Source Board, pursuant to which Source will have the right, during the one-year period following the Closing of the Merger, to require that Mr. Carpenter acquire Source’s interest in the property known as Bureau of Land Management Federal Oil and Gas Lease No. U-14654 and any related assets, as well as the assumption of any related liabilities, in exchange for the discharge and release of Source’s $75,000 obligation currently owed to Mr. Carpenter. Mr. Carpenter will also agree to forbear any remedies that he may have against Source or any of its assets or properties in connection with, or as a result of, the $75,000 obligation currently owed to Mr. Carpenter.

Vista

Transactions with The SCO Group

In August 2002, Vista entered into a license agreement with The SCO Group, Inc. (“SCO”). Under the agreement, Vista granted SCO the right to sell and market Vista’s applications and services to SCO’s channel partners. SCO prepaid $100,000 of royalties under the license agreement and advanced $250,000 to Vista in connection with a right to purchase 3,313,000 shares of Vista’s Series C Convertible Preferred Stock for $500,000. Additionally, SCO acquired a $1,000,000 convertible note receivable payable by Vista from John Wall, Vista’s Chief Executive Officer, in exchange for 800,000 shares of SCO’s common stock and $100,000 in cash. On December 13, 2002, SCO and Vista entered into a Stock Purchase Agreement, pursuant to which SCO acquired 3,313,000 shares of Vista’s Series C preferred stock for $500,000. Additionally, SCO and Vista entered into an Agreement and Plan of Merger pursuant to which SCO received an option through March 31, 2003 to acquire the remaining outstanding shares of Vista in exchange for 2,500,000 shares of the SCO’s common stock. The option to purchase Vista expired unexercised on March 31, 2003. In addition, in January and April 2003, SCO advanced a total of $200,000 to Vista in exchange for the issuance of Vista promissory notes to SCO. At the time of each purchase of Vista securities by SCO, Robert Bench, Vista’s current Chief Executive Officer, was SCO’s Chief Financial Officer.

On September 24, 2003, John Wall, Chief Executive Officer and a director of Vista, acquired, among other things, all of the securities of Vista held by SCO for an aggregate purchase price of 100,000 shares of SCO Common Stock held by Mr. Wall. At that time, SCO and Vista also entered into a license agreement, pursuant to which SCO licensed certain technology relating to creating and maintaining e-commerce websites from Vista in exchange for cancellation of $250,000 of Vista indebtedness held by SCO.

Preferred Stock Issuances

From February 2004 through January 2005, Vista sold in a private placement 4,660,948 shares of Vista Series A Preferred Stock in exchange for an aggregate purchase price of $4,660,948 in cash, cancellation of existing indebtedness, and the acquisition of Merchant Partners. In connection with such offering, John Wall, Vista’s Chief Executive Officer, purchased 2,000,448 shares of Series A Preferred Stock. In addition, Vista’s directors Michael Snow, Harold Kawaguchi, and Greg Stevenson purchased 175,000 shares, 100,000 shares and 50,000 shares, respectively, of Vista Series A Preferred Stock. Further, Artesian Management, Inc. purchased 1,200,000 shares of Series A Preferred Stock, approximately 240,000, 240,000 and 2,760 shares of which are beneficially owned by Mr. Snow, Mr. Dennis and Mr. Bland, by virtue of their ownership interests in Artesian Management, Inc. Finally, Foundation Ventures purchased 200,000 shares of Series A Preferred Stock, 117,000 shares of which are beneficially owned by Mr. Dennis by virtue of his ownership interest in Foundation Ventures.

BayHill Group

Vista is a party to a Services Agreement dated December 16, 2004, as amended by that certain Addendum to Services Agreement dated January 1, 2005 with BayHill Group LLC, a Utah limited liability company (the “BayHill Agreement”). Pursuant to the terms of the BayHill Agreement, BayHill is entitled to receive from Vista for services rendered to Vista by BayHill’s members, a fee of $25,000 per month. Robert E. Bench, Vista’s Chief Financial Officer, is a member of BayHill Group. In addition, BayHill Group was granted the right to purchase 698,816 shares of Vista common stock. Vista also agreed to reimburse BayHill’s reasonable expenses incurred on behalf of Vista in connection with the BayHill Agreement. To the extent such expenses are expected to exceed $5,000 in any single month, such expenses must be approved in advance by Vista. By its terms, the BayHill Agreement is scheduled to terminate on December 16, 2005; provided however, the agreement will be automatically extended for successive periods of twelve months, unless cancelled by either party upon 90 days prior written notice. Although the terms of the BayHill Agreement do not relate specifically to terms and conditions of Mr. Bench’s employment with Vista, as a BayHill principal, he indirectly benefits from the remuneration paid by Vista to BayHill under this agreement.

Common Stock Issuances

On October 20, 2003, as consideration for services provided by John Dennis, President and a director of Vista, to Vista in connection with the acquisition of customers from CitySearch, Vista’s board of directors approved the issuance and sale of 199,262 shares of Vista Common stock to US Lodging LLC for services valued at $1.05 per share. Mr. Dennis is the managing member of US Lodging LLC, has voting and dispositive power of the shares purchased by US Lodging LLC, and Mr. Dennis and James Bland, President of Vista’s Merchant Applications Division, each owns 99,631 of such shares by virtue of his ownership interests in US Lodging. The shares of Vista Common Stock issued to US Lodging LLC are not subject to a repurchase option on the part of Vista.

On March 8, 2005 and September 22, 2005, Vista’s board of directors approved the issuance and sale of an aggregate of 3,074,789 and 93,175 shares, respectively, of Vista’s common stock to the following executive officers and directors of Vista for a purchase price of

$0.10 per share in cash ($0.47 per share in the case of Mr. Cannon), payable by each of them in cash, cancellation of existing indebtedness or against delivery of a promissory note:

Name	No. of Shares
John Wall, Chief Executive Officer and Director	698,816
Marvin Mall, Chief Operating Officer and Director	698,816
John Dennis, President and Director	698,816
BayHill Group, LC (an entity controlled by Robert Bench, Chief Financial Officer)	698,816
Harold Kawaguchi, Director	93,175
Greg Stevenson, Director	93,175
Michael Snow, Director	93,175
Keith Cannon, Director	93,175

This issuance of shares of Vista common stock to Vista’s officers and directors was for compensatory reasons, in lieu of stock option grants or other equity compensation arrangements. The price per share paid by the directors and officers for such shares was the same per share price for options granted to Vista’s employees. According to a common stock purchase agreement, if the services of any of the executive officers or directors is terminated for any reason or upon the receivership, bankruptcy or other creditor’s proceeding regarding any of these purchasers, or the taking of any of such purchaser’s shares of Vista’s common stock by legal process, Vista has the option to repurchase all or any portion of the shares purchased by such executive officer or director at a price per share between $0.20 and $2.00 per share (and between $0.57 and $2.37 in the case of Mr. Cannon), with the actual per share repurchase price dependent upon when such services are terminated and whether, as of such date of repurchase, one or more of the following performance milestones have been achieved, as described below:

Length of Service	Repurchase Price Per Share
• Less than one year of service to Vista or achievement of any one milestone:	$0.20
• More than one but less than two years of service to Vista, or achievement of any two milestones:	$0.40
• More than two but less than three years of service to Vista, or achievement of any three milestones:	$0.80
• More than three years of service to Vista:	$2.00

Milestones
• Vista (including its parent) raises at least $3,000,000 in capital after March 29, 2005.
• Vista or its parent becomes subject to the periodic reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended.
• Vista’s or its parent’s quarterly EBITDA (determined in accordance with generally accepted accounting principles) exceeds $1,000,000.

• Vista’s or its parent’s quarterly gross margin (determined in accordance with generally accepted accounting principles) exceeds $4,000,000.
• Vista’s or its parent’s quarterly gross revenues (determined in accordance with generally accepted accounting principles) exceed $5,000,000.

Vista’s repurchase option with respect to each purchase listed above terminates after four years or upon the achievement of any four (4) milestones listed above. The consummation of the Merger will not trigger Vista’s repurchase option. Certain shares of Vista Common Stock issued to Vista’s senior executive officers and directors are subject to repurchase by Vista upon the occurrence of certain events. As of the date of this Information Statement, the milestone regarding Vista raising $3.0 million in capital has been achieved. The consummation of the Merger would satisfy a second milestone under each of these common stock purchase agreements, the achievement of which would result in a higher per share repurchase price.

On April 14, 2005, as consideration in part for the services provided by John Dennis, President and a director of Vista, to Vista in connection with Vista’s acquisition of Merchant Partners.com, LLC, Vista’s board of directors approved the issuance and sale of 209,142 shares of Vista’s common stock to Seaport Ventures LLC at a cash purchase price of $0.10 per share. The price per share paid by the SeaPort Ventures for such shares was the same per share price for options granted to Vista’s employees. Mr. Dennis is the managing member of Seaport Ventures and has voting and dispositive power of the shares purchased by SeaPort Ventures, LLC. The shares of Vista’s common stock issued to SeaPort Ventures LLC are not subject to a repurchase option on the part of Vista.

10x Marketing Acquisition

On June 6, 2005, Vista completed its acquisition of 10x Marketing, LLC pursuant to the terms of a Membership Interest Purchase Agreement. 10x Marketing is an Internet marketing firm that specializes in search engine marketing. 10x Marketing has 19 employees in Orem, Utah. As consideration for the acquisition, Curtis R. Porritt, who is now Vista’s President of its 10x Marketing Division, and the other former members of 10x Marketing received a total of 630,000 shares of Vista’s Common Stock (of which Vista held back 63,000 shares to secure certain indemnification obligations of the former members pursuant to the terms of the membership interest purchase agreement), and Vista assumed indebtedness for borrowed money totaling approximately $71,000. In connection with the Closing, Vista entered into employment agreements with Mr. Porritt and Tom Dalton, pursuant to which each will be paid annual salaries of $100,000 and $70,000, respectively, and each were granted stock options to purchase Vista common stock of 100,000 and 40,000 shares, respectively. The former members of 10x Marketing also became parties to the Registration Rights Agreement dated June 6, 2005, pursuant to which they have certain rights to demand registration of shares of common stock held by them, that may be exercised by them after six (6) months from the Closing of the Merger. The former members of 10x Marketing also have certain rights to participate in a registration of Source Common Stock by Source, that may be exercised by them from time to time.

Under the terms of the Membership Interest Purchase Agreement, the former members of 10x Marketing have the right to repurchase 10x Marketing if Vista does not become a public company, or combine with a public company, by the end of 2005. In such a case, the former members could elect to repurchase 10x Marketing, in exchange for the surrender and cancellation of the acquisition consideration they received in the business combination. However, any compensation paid to employees of 10x Marketing would not be required to be repaid in the event the repurchase right is exercised.

Registration Rights Agreement

Vista entered into a certain Registration Rights Agreement dated June 6, 2005 with holders of its convertible promissory notes, the former members of 10x Marketing, LLC and holders of certain warrants to purchase Vista common stock. Pursuant to the terms of the Merger Agreement, Source is required to assume Vista’s obligations under this agreement. Under the Registration Rights Agreement, the holders of 630,000 shares of Vista common stock, an aggregate of 500,000 shares of Vista common stock issuable to Jenson Services, Craig Carpenter and Leonard Burningham in connection with the Merger, warrants exercisable for the purchase of 69,780 shares of Vista Common Stock, and convertible note holders that may be converted into 3,150,713 shares of Vista Common stock (not including accrued interest) are entitled to various rights relating to registration of their shares under the Securities Act, including a right to demand registration that may be exercised by them after six (6) months from the Closing of the Merger. These holders will also have certain rights to participate in registrations of common stock by the combined company that may be exercised by them from time to time after the Merger. These rights will survive the Merger and will terminate at such time as each holder’s securities can be sold within a three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than the first anniversary of the closing of the Merger. Curtis R. Porritt is a party to the Registration Rights Agreement and holds shares representing 3.0% of the shares subject to this agreement, as of October 21, 2005.

Jadeon Acquisition

On June 16, 2005, Vista completed its acquisition of Jadeon, Inc. pursuant to the terms of a Stock Purchase Agreement. Jadeon is a leading point-of-sale (POS) system installer and service company focusing on the retail, restaurant and hospitality industries. Jadeon has over 70 employees in five offices in the Western U.S. and Hawaii. As consideration for the acquisition, Mark LeMay, who is now President of Vista’s Jadeon Division and the former sole director and sole shareholder of Jadeon, received (i) 2,134,340 shares of Vista’s common stock (of which Vista held back 1,000,000 shares to secure certain indemnification obligations of Mr. LeMay pursuant to the terms of the Stock Purchase Agreement); (ii) a cash payment of $68,513; and (iii) a promissory note in the aggregate principal amount of $800,378, providing for quarterly payments equal to the lesser of six percent of Jadeon’s gross revenues (excluding costs of all hardware sold as part of a system installation) for the preceding quarter or sixty percent of Jadeon’s net income plus amortization for the preceding quarter, calculated consistently with generally accepted accounting principles as applied by Vista (provided, that each quarterly payment shall in no event be less than $45,000). Immediately following the closing of the acquisition, Vista made a required payment of $201,000 to Mr. LeMay, as an advance against future payments that become owing under the terms of the promissory note. Vista’s obligation to make quarterly payments under the promissory note will be suspended until the aggregate quarterly payments due and owing to Mr. LeMay exceed $201,000 in the aggregate.

Vista also entered into an employment agreement with Mr. LeMay in connection with the Jadeon acquisition. Pursuant to the terms of the employment agreement, if, during the 10-year period ending June 16, 2015, Jadeon’s cumulative gross revenues (excluding costs of all hardware sold as part of a system installation) exceed $60,000,000 in the aggregate, Vista will be obligated to pay Mr. LeMay a commission equal to the lesser of (i) 10 percent of any such excess gross revenues for the preceding quarter, or (b) one hundred percent of Jadeon’s net income plus amortization for the preceding quarter, calculated consistently with generally accepted accounting principles as applied by the Vista, payable on quarterly basis, less required deductions for state and federal withholding tax, social security and other employment taxes and payroll deductions. Mr. LeMay’s employment agreement is for a minimum of two years. Mr. LeMay is entitled to all health insurance and other benefits that are made generally available from time to time to all employees. If Mr. LeMay is terminated by Vista without cause or if he terminates his employment for good reason, each as defined in his employment agreement, Mr. LeMay would receive (i) severance payments equal to his base salary then in effect (currently $125,000 per year) for the greater of the remainder of the initial two-year term or one year, and (ii) the commission payments described above for the period through June 16, 2015, to the extent that Jadeon’s cumulative gross revenues (excluding costs of all hardware sold as part of a system installation) exceed $60,000,000 in the aggregate during such period.

In connection with the acquisition, Vista also made offers of employment to five employees of Jadeon, granted them options to purchase an aggregate of 295,000 shares of Vista’s common stock, and agreed to pay them up to $2,530,612 in aggregate in quarterly retention bonus payments dependent upon each such employee’s continued employment with Jadeon, in an amount equal to the lesser of four percent of gross revenues (excluding costs of all hardware sold as a part of a system installation) for the preceding quarter, or forty percent of Jadeon’s net income plus amortization for such quarter, calculated consistently with generally accepted accounting principles, as applied by the Vista, less required deductions for state and federal withholding tax, social security and all other employment taxes and payroll deductions; provided, that Vista is obligated to make an aggregate minimum quarterly payment of $30,000 to these employees. Following the closing of the Jadeon acquisition, Vista was obligated to make initial aggregate retention bonus payments in the amount of $149,000 to these employees, as advances against future retention bonus payments. Vista’s obligation to make quarterly retention bonus payments will be suspended until the aggregate quarterly retention bonus payments due and owing to these employees exceed $149,000 in the aggregate.

Under the terms of the Stock Purchase Agreement, Mr. LeMay has the right to repurchase Jadeon if Vista does not become a public company, or combine with a public company, by the end of 2005. In such a case, Mr. LeMay could elect to repurchase Jadeon in exchange for the surrender and cancellation of the acquisition consideration he received in the business combination. However, any cash payments that Vista has made in respect of the Jadeon transaction, as well as any retention bonus payments made by Vista to key employees of Jadeon or other compensation paid to employees of Jadeon, would not be required to be repaid in the event the repurchase right is exercised.

Merchant Partners Acquisition and Restructure

Effective as of January 1, 2004, Vista acquired all of the business assets of Merchant Partners.com, LLC (“Merchant Partners”), which was engaged in the business of processing credit card transactions and Automated Clearinghouse (ACH) transactions for small business customers. John Wall, Chief Executive Officer and a director of Vista, Marvin Mall, Chief Operating Officer and a director of Vista, and Douglas Merryman, President of Vista’s Merchant Services Division, each owned one-quarter of the membership interests of Merchant Partners, with Artesian Management, Inc. (“Artesian Management”) owing the remaining one-quarter membership interest. As consideration for the acquisition, Vista issued 1,200,000 shares of Series A Preferred Stock of Vista, paid $95,000 in cash and entered into an agent agreement, pursuant to which Vista would make commission payments to Merchant Partners equal to thirty percent of the first $7,400,000 in gross revenues, or $2,220,000 in the aggregate, received by Vista from the acquired business assets, plus ten percent of gross revenues received by Vista from the acquired assets to the extent that such gross revenues exceed $7,400,000, over a ten-year period of time.

The business assets acquired by Vista from Merchant Partners had been previously acquired by Merchant Partners from Merchant Commerce, Inc. subject to a pre-existing security interest held by the holders of certain secured notes issued by Merchant Commerce and Innuity, Inc. Merchant Partners paid aggregate consideration of $2,400,000 in the form of a note payable bearing interest at an annual rate of 4% in exchange for the assets purchased from Merchant Commerce, Inc. None of Messrs. Wall, Mall or Merryman had an interest in Merchant Commerce or Innuity, Inc. However, Mr. John Dennis, Vista’s President, was formerly the Chief Executive Officer of Merchant Commerce, Inc. and prior to that, he was the Chief Executive Officer of Innuity, Inc. In connection with the sale of the assets of Merchant Partners to Vista, Mr. Wall, Mr. Mall, Mr. Merryman and Merchant Partners assigned a substantial portion of the acquisition consideration to Artesian Management, as agent for these secured noteholders. This assignment included the 1,200,000 shares of Series A Preferred Stock of Vista, the $95,000 in cash and an assignment to Artesian Management of the first $2,220,000 in commission payments from Vista, as well as fifty percent of any additional commission payments from Vista, with the other fifty percent being split equally among Mr. Wall, Mr. Mall and Mr. Merryman. Mr. Dennis, Michael Snow, a director of Vista, and James Bland, President of Vista’s Merchant Applications Division, each beneficially own approximately 20%, 20% and .23% of Artesian Management. In 2004, Vista made commission payments totaling approximately $296,000 to Artesian Management, with no payments being made to any of Messrs. Wall, Mall or Merryman.

On August 8, 2005, Vista, Artesian Management, Mr. Wall, Mr. Mall and Mr. Merryman amended the assignment of rights agreement, effective as of January 1, 2005, so as to terminate the original agent agreement and substitute in its place: (i) an 8% promissory note for $1,824,471 payable by Vista to Artesian Management; and (ii) issuance and sale of 750,000 shares of Vista’s common stock to Artesian Management and 250,000 shares of Vista’s common stock to each of Mr. Wall, Mr. Mall and Mr. Merryman, at a purchase price equal to $0.10 per share, payable by each of them in cash, cancellation of existing indebtedness or against delivery of a promissory note; and (iii) an agreement by Vista to pay up to $5,000 of legal expenses incurred by Artesian Management in connection with the amendment of the assignment of rights. Effective as of August 8, 2005, the parties further amended and restated the 8% promissory note so as to transfer $1,074,434 in principal to an 8% convertible note of Vista, with $280,806 in principal remaining on the amended and restated 8% promissory note. The obligations under the 8% convertible note of Vista mature in June 2007, while the remaining obligations, if any, under the amended and restated 8% promissory note mature on December 31, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all 16(a) reports they file with the SEC. Based solely upon its review of the forms required to be filed with the SEC by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Company’s Common Stock.

Legal Proceedings

Neither the Company nor its property is the subject of any pending legal proceeding.